EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(in millions)	2008	2007	2006	2005	2004

Earnings including interest on deposits (1):
Income before income tax expense	$3,257	$11,627	$12,650	$11,548	$10,769
Fixed charges	9,991	14,428	12,498	7,656	4,017

	$13,248	$26,055	$25,148	$19,204	$14,786

Fixed charges (1):
Interest expense	$9,755	$14,203	$12,288	$7,458	$3,817
Estimated interest component of net rental expense	236	225	210	198	200

	$9,991	$14,428	$12,498	$7,656	$4,017

Ratio of earnings to fixed charges (2)	1.33	1.81	2.01	2.51	3.68

Earnings excluding interest on deposits:
Income before income tax expense	$3,257	$11,627	$12,650	$11,548	$10,769
Fixed charges	5,470	6,276	5,324	3,808	2,190

	$8,727	$17,903	$17,974	$15,356	$12,959

Fixed charges:
Interest expense	$9,755	$14,203	$12,288	$7,458	$3,817
Less interest on deposits	4,521	8,152	7,174	3,848	1,827
Estimated interest component of net rental expense	236	225	210	198	200

	$5,470	$6,276	$5,324	$3,808	$2,190

Ratio of earnings to fixed charges (2)	1.60	2.85	3.38	4.03	5.92

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.